Exhibit 99.1

RED FOOTBALL LIMITED

Second Quarter and Year to Date Results

Fiscal Year Ended 30 June 2015

Bond Group Parent: Red Football Limited

Bond Issuer: MU Finance plc

13 February 2015

CONSOLIDATED FINANCIAL STATEMENTS

The summary financial information provided overleaf has been derived from the unaudited interim consolidated financial statements of Red Football Limited as at and for the three and six months ended 31 December 2014 and 2013, which have been prepared in accordance with International Financial Reporting Standards (“IFRSs”), as issued by the International Accounting Standards Board (“IASB”) and IFRS Interpretations Committee (“IFRS IC”) interpretations.

CONSOLIDATED INCOME STATEMENT - UNAUDITED

	Three months ended 31 December		Six months ended 31 December
	2014 £’000	2013 £’000	2014 £’000	2013 £’000
Commercial revenue	46,441	42,296	103,187	102,153
Broadcasting revenue	28,384	46,923	45,195	66,253
Matchday revenue	30,936	33,708	46,049	53,042
Total revenue	105,761	122,927	194,431	221,448

Employee benefit expenses	(48,724)	(51,604)	(98,076)	(104,499)
Other operating expenses	(14,631)	(19,712)	(33,618)	(43,100)
Operating profit before depreciation, amortization, exceptional items, and profit on disposal of players’ registrations (“adjusted EBITDA”)	42,406	51,611	62,737	73,849
Depreciation	(2,560)	(2,085)	(4,896)	(4,068)
Amortization	(27,046)	(13,418)	(48,223)	(25,322)
Exceptional items	—	(293)	—	(293)
Operating profit before profit on disposal of players’ registrations	12,800	35,815	9,618	44,166
Profit on disposal of players’ registrations	1,432	846	19,760	1,842
Operating profit	14,232	36,661	29,378	46,008
Net interest payable on loans, deferred element of terminated interest rate swap and unwinding of discount factors	(1,405)	(629)	(3,694)	(1,283)
Interest payable on secured term loan and senior secured notes	(5,249)	(4,656)	(10,334)	(9,572)
Amortization of issue discount and debt issue/finance costs	(540)	(331)	(1,062)	(627)
Foreign exchange gains/(losses) on US dollar bank accounts	—	318	—	(2,696)
Fair value movement on derivative financial instruments	1,154	(665)	2,478	(1,550)
Ineffectiveness on cash flow hedges	(201)	248	234	248
Net finance costs	(6,241)	(5,715)	(12,378)	(15,480)
Profit before tax	7,991	30,946	17,000	30,528
Tax expense	(5,180)	(13,175)	(10,311)	(10,759)
Profit for the period	2,811	17,771	6,689	19,769

INTERIM CONSOLIDATED BALANCE SHEET - UNAUDITED

		As at 31 December
	Note	2014 £’000	2013 £’000
ASSETS
Non-current assets
Property, plant and equipment		254,398	256,511
Investment property		13,615	13,728
Goodwill		421,453	421,453
Players’ registrations and other intangible assets		270,061	132,123
Derivative financial instruments		857	1,013
Trade and other receivables	1	—	141
		960,384	824,969
Current assets
Derivative financial instruments		544	201
Trade and other receivables	1	689,740	682,901
Cash and cash equivalents		36,887	71,930
		727,171	755,032
Total assets		1,687,555	1,580,001

EQUITY AND LIABILITIES
Equity
Share capital		—	—
Capital contribution reserve		474,203	474,203
Hedging reserve		7,406	24,446
Retained earnings		434,936	428,343
		916,545	926,992
Non-current liabilities
Derivative financial instruments		1,612	1,864
Trade and other payables	2	47,181	14,829
Borrowings		374,034	341,121
Deferred revenue		14,260	12,828
Deferred tax liabilities		24,084	22,184
		461,171	392,826
Current liabilities
Derivative financial instruments		617	1,048
Current tax liabilities		2,399	5,560
Trade and other payables	2	171,945	107,647
Borrowings		6,447	15,438
Deferred revenue		128,431	130,490
		309,839	260,183
Total equity and liabilities		1,687,555	1,580,001

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS — UNAUDITED

	Three months ended 31 December		Six months ended 31 December
	2014 £’000	2013 £’000	2014 £’000	2013 £’000
Cash flows from operating activities
Profit before tax	7,991	30,946	17,000	30,528
Depreciation	2,560	2,085	4,896	4,068
Impairment	—	293	—	293
Amortization	27,046	13,418	48,223	25,322
Profit on disposal of players’ registrations	(1,432)	(846)	(19,760)	(1,842)
Net finance costs	6,241	5,715	12,378	15,480
Loss/(profit) on disposal of property, plant and equipment	1	(43)	5	(43)
Foreign exchange (gains)/losses on operating activities	(321)	367	(948)	367
Other fair value losses/(gains) on derivative financial instruments	577	34	1,211	(126)
Reclassified from hedging reserve	(1,196)	(330)	(2,391)	(518)
(Increase)/decrease in trade and other receivables	(20,446)	(3,936)	51,663	(3,400)
Decrease in trade and other payables and deferred revenue	(55,441)	(44,086)	(63,479)	(33,401)
Decrease in provisions	—	(1,315)	—	(1,475)
Cash (used in)/generated from operations	(34,420)	2,302	48,798	35,253
Interest paid	(4,500)	(4,818)	(13,229)	(13,964)
Debt finance costs paid relating to borrowings	42	(104)	(824)	(123)
Interest received	40	48	89	107
Tax paid	(124)	(759)	(887)	(1,246)
Net cash (used in)/generated from operating activities	(38,962)	(3,331)	33,947	20,027
Cash flows from investing activities
Purchases of property, plant and equipment	(1,851)	(2,785)	(3,793)	(6,878)
Proceeds from sale of property, plant and equipment	—	50	—	50
Purchases of players’ registrations and other intangible assets	(15,565)	(3,837)	(86,867)	(37,287)
Proceeds from sale of players’ registrations	1,273	401	16,716	7,056
Net cash used in investing activities	(16,143)	(6,171)	(73,944)	(37,059)
Cash flows from financing activities
Proceeds from borrowings	—	—	4,704	—
Repayment of borrowings	(102)	(96)	(199)	(187)
Loan to parent undertaking	—	(411)	—	(592)
Net cash (used in)/generated from financing activities	(102)	(507)	4,505	(779)
Net decrease in cash and cash equivalents	(55,207)	(10,009)	(35,492)	(17,811)
Cash and cash equivalents at beginning of period	90,047	83,384	66,158	94,200
Foreign exchange gains/(losses) on cash and cash equivalents	2,047	(1,445)	6,221	(4,459)
Cash and cash equivalents at end of period	36,887	71,930	36,887	71,930

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

1. Trade and other receivables

	As at 31 December
	2014 £’000	2013 £’000
Net trade receivables	34,226	18,096
Receivables owed by group undertakings	606,023	614,114
Other receivables	425	217
Accrued income	41,049	37,200
	681,723	669,627
Prepayments	8,017	13,415
	689,740	683,042
Less: non-current portion:
Trade receivables	—	141
Non-current trade and other receivables	—	141
Current trade and other receivables	689,740	682,901

2. Trade and other payables

	As at 31 December
	2014 £’000	2013 £’000
Trade payables	119,933	39,623
Payables owed to group undertakings	49,054	40,473
Other payables	8,154	14,242
Accrued expenses	35,330	20,999
	212,471	115,337
Social security and other taxes	6,655	7,139
	219,126	122,476
Less: non-current portion:
Trade payables	46,625	6,955
Other payables	556	7,874
Non-current trade and other payables	47,181	14,829
Current trade and other payables	171,945	107,647